ATLAS CORP.

Suite 2600 – 200 Granville Street

Vancouver, British Columbia, Canada

Tel: +1-604-638-2575

Fax: +1-604-648-9782

www.atlascorporation.com

January 21, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Atlas Corp.
Registration Statement on Form F-4 (File No. 333-234820)

Ladies and Gentlemen:

Atlas Corp. hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-4 initially filed with the U.S. Securities and Exchange Commission on November 22, 2019, as thereafter amended, be accelerated so that it will be declared effective by 5 p.m., Eastern Time, on January 21, 2020, or as soon thereafter as practicable, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

We respectfully request that we be notified of such effectiveness by a telephone call to Jeffrey Cohen (212-885-5242) or Yelena Barychev (215-569-5737), each of Blank Rome LLP.

Very truly yours,

/s/ Ryan Courson
Ryan Courson
Chief Financial Officer